Exhibit 8.0

LIST OF SUBSIDIARIES OF ASAT HOLDINGS LIMITED

Name of Entity	Jurisdiction of Formation	Name Under Which Entity Does Business
ASAT Limited	Hong Kong	ASAT Limited

ASAT, Inc.	California	ASAT, Inc.

ASAT (Finance) LLC	Delaware	ASAT (Finance) LLC

ASAT (Cayman) Limited	Cayman Islands	ASAT (Cayman) Limited

ASAT (S) Pte. Ltd.	Singapore	ASAT (S) Pte. Ltd.

ASAT Korea Limited	Korea	ASAT Korea Limited

ASAT GmbH	Germany	ASAT GmbH

New ASAT (Finance) Limited	Cayman Islands	New ASAT (Finance) Limited

Timerson Limited	Hong Kong	Timerson Limited

ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	ASAT Semiconductor (Dongguan) Limited